Mail Stop 3561

December 29, 2009

Via facsimile to (310) 362-8720

Robert Rosner
Chief Executive Officer
Wataire International, Inc.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, California 91367

> **Re: Wataire International, Inc.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed December 2, 2009**
> **File No. 000-49955**

Dear Mr. Rosner:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Principal Stockholders, page 2

1. Please tell us why Mr. Rosner has not filed an amended Schedule 13D to reflect the purchase of the convertible subordinated debentures and warrants, as reflected in the Form 8-K filed September 18, 2009.

2. We note that your beneficial ownership table does not reflect the recent issuance of $200,000 principal amount of convertible subordinated debentures convertible into 20,000,000 shares of common stock to the three private investors mentioned in the Form 8-K filed September 18, 2009. Confirm to us, if true, that none of the three private investors beneficially holds in excess of 5% of your common stock, assuming conversion of the notes. Alternatively, revise the table accordingly.

3. Disclose, by footnote or otherwise, the natural person(s) who control Ecosafe Innotech Inc. If Ecosafe is a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Proposal No. 1, page 3

4. Please augment your disclosure to indicate that increasing the amount of authorized shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

5. We note that one of the reasons for the increase in the authorized number of shares of common stock is "to ensure that a sufficient number of authorized and unissued shares is available... to provide conversion shares for outstanding convertible debentures and warrants...." Therefore, it appears that you are deemed to be taking action with respect to the authorization and issuance of securities. See Note A to Schedule 14A. Please provide additional disclosure as required by Item 11 of Schedule 14A.

6. Your Form 8-K issued on September 18, 2009 indicates that on September 14, 2009 you issued $200,000 principal amount of convertible subordinated debentures convertible into 20,000,000 shares of common stock and $125,000 principal amount of convertible subordinated debentures convertible into 12,500,000 shares of common stock, for a total of 32,500,000 shares. Please reconcile this disclosure with the statement in your preliminary proxy statement that 22,825,000 shares of common stock are reserved for issuance upon conversion of outstanding convertible debentures.

7. Please provide us, with a view toward disclosure, with a tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to the investors that participated in the September 2009 private placement of convertible subordinated debentures and any affiliates thereof, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to the investors and any of their affiliates in the first year following the sale of convertible subordinated debentures.

8. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit the holders of the convertible notes could realize as a result of the conversion for the common stock underlying the convertible notes, presented in a table with the following information disclosed separately:

  - the market price per share of the common stock underlying the convertible notes on the date of the sale of the convertible notes;

  - the conversion price per share of the underlying common stock on the date of the sale of the convertible notes, calculated as follows:

    o if a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

- o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible security and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the terms of the notes);

  - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

  - the total possible shares the holders of the convertible notes may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the holders of the convertible notes may receive; and

  - the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if a conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

9. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the investors or any affiliates thereof, presented in a table with the following information disclosed separately:

    o market price per share of the underlying securities on the date of the sale of that other security; and

    o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

        ▪ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        ▪ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

10. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 7;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities, such as the Preferred Stock, of the issuer that are disclosed in response to comment 8 and comment 9.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

Form 8-K filed September 18, 2009

11. Please amend your report on Form 8-K to file as exhibits the forms of the convertible subordinated debentures, warrants and any purchase agreement evidencing the private placement you disclosed in the report.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director